ARTICLES OF AMENDMENT TO
                          ARTICLES OF INCORPORATION OF
                                   FTLA, INC.

Pursuant to the provisions of section 607.1006, Florida Statutes, this Florida profit corporation adopts the following articles of amendment to its articles of incorporation:

FIRST: Amendment adopted: ARTICLE 1 is being amended to read:
The name of the corporation is:
                              Liska Biometry, Inc.

SECOND: The effective date of this amendment is February 22, 2002.

THIRD Adoption of Amendment:
[X] The amendment was approved by the shareholders of the Corporation and unanimously approved by the Board of Directors of the Corporation. The number of votes cast for the amendment was sufficient for approval.

Signed this 27 day of March, 2002.


Signature /s/ Lam Ko Chau-President and a Director